VIA EDGAR

September 1, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vascular Biogenics Ltd.
Acceleration Request for Registration Statement on Form S-4
File No. 333-271826

Acceleration Request
	Requested Date:	September 5, 2023
	Requested Time:	4:01 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vascular Biogenics Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 5, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

VASCULAR BIOGENICS LTD.

/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer
Vascular Biogenics Ltd.

cc:	Marianne Sarrazin, Esq., Goodwin Procter LLP